

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 3, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of DBX ETF TRUST, under the Exchange Act of 1934.

- Shares of beneficial interest, no par value per share of Xtrackers MSCI Emerging Markets ESG Leaders Equity ETF

- Shares of beneficial interest, no par value per share of Xtrackers MSCI ACWI ex USA ESG Leaders Equity ETF

Sincerely,

An Intercontinental Exchange Company

© 2018 Intercontinental Exchange, Inc.